                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 12)

                       UNITED INVESTORS INCOME PROPERTIES
--------------------------------------------------------------------------------
                                (Name of Issuer)

                            LIMITED PARTNERSHIP UNITS
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                      NONE
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               MS. MARTHA L. LONG
                             SENIOR VICE PRESIDENT
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                                55 BEATTIE PLACE
                        GREENVILLE, SOUTH CAROLINA 29601
                           TELEPHONE: (864) 239-1000

                                   Copies to:
                                GREGORY M. CHAIT
                                  M. TODD WADE
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., SUITE 1600
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               SEPTEMBER 28, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].


                         (Continued on following pages)


                              (Page 1 of 11 Pages)

CUSIP NO. NOT APPLICABLE               13D                    PAGE 2 OF 11 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO PROPERTIES, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721

--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         WC
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF           7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY           8     SHARED VOTING POWER
      EACH REPORTING
        PERSON WITH               24,429 UNITS
                            ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  24,429 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         24,429 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                    PAGE 3 OF 11 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO-GP, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF           7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY           8     SHARED VOTING POWER
      EACH REPORTING
        PERSON WITH               24,429 UNITS
                            ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  24,429 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         24,429 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                    PAGE 4 OF 11 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: APARTMENT INVESTMENT AND MANAGEMENT COMPANY

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         MARYLAND
--------------------------------------------------------------------------------
        NUMBER OF           7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY           8     SHARED VOTING POWER
      EACH REPORTING
        PERSON WITH               24,429 UNITS
                            ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  24,429 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         24,429 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         40.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                    PAGE 5 OF 11 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO IPLP, L.P.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF           7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY           8     SHARED VOTING POWER
      EACH REPORTING
        PERSON WITH               88 UNITS
                            ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  88 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         88 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         LESS THAN 1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         PN
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                    PAGE 6 OF 11 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: AIMCO/IPT, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF           7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY         ----------------------------------------------------
         OWNED BY           8     SHARED VOTING POWER
      EACH REPORTING
        PERSON WITH               88 UNITS
                            ----------------------------------------------------
                            9     SOLE DISPOSITIVE POWER

                            ----------------------------------------------------
                            10    SHARED DISPOSITIVE POWER

                                  88 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         88 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         LESS THAN 1%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                    PAGE 7 OF 11 PAGES

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS: UNITED INVESTORS REAL ESTATE, INC.

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]

                                                                         (b) [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

         NOT APPLICABLE
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF          7     SOLE VOTING POWER
          SHARES
       BENEFICIALLY        -----------------------------------------------------
         OWNED BY          8     SHARED VOTING POWER
      EACH REPORTING
        PERSON WITH              950 UNITS
                           -----------------------------------------------------
                           9     SOLE DISPOSITIVE POWER

                           -----------------------------------------------------
                           10    SHARED DISPOSITIVE POWER

                                 950 UNITS
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         950 UNITS
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]

--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         1.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

         CO
--------------------------------------------------------------------------------

CUSIP NO. NOT APPLICABLE               13D                    PAGE 8 OF 11 PAGES


Item 1. Security and Issuer

         The name of the issuer is United Investors Income Properties, a Missouri limited partnership (the "Partnership"), the address of its principal executive offices is 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. The title of the class of equity securities to which this statement relates are the units of limited partnership interest of the Partnership (the "Units").

         This Amendment No. 12 (this "Amendment") amends Items 1, 2, 4 and 7 of the Statement on Schedule 13D filed previously by AIMCO Properties, L.P. or certain of its affiliates.

Item 2. Identity and Background

         (a)  -   (c), (f): This Amendment is being filed on behalf of each of the following persons (collectively "Reporting Persons"):

                  (1) AIMCO Properties, L.P., a Delaware limited partnership ("AIMCO Properties"), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is
                           (303) 757-8101. Its principal business concerns owning and operating multi-family residential properties.

                  (2) AIMCO-GP, Inc., a Delaware corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

                  (3) Apartment Investment and Management Company, a Maryland corporation ("AIMCO"), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business involves owning and managing multi-family residential properties.

                  (4) AIMCO IPLP, L.P., a Delaware limited partnership, (formerly known as Insignia Properties, L.P.) with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business involves owning and managing multi-family residential properties.

                  (5) AIMCO/IPT, Inc., a Delaware corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business involves owning and managing multi-family residential properties.

CUSIP NO. NOT APPLICABLE               13D                    PAGE 9 OF 11 PAGES


                  (6) United Investors Real Estate, Inc., a Delaware corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business involves owning and managing multi-family residential properties.

         (d)  -   (e): During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other
                  Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4. Purpose of Transaction

         The Partnership has filed a Consent Solicitation Statement on Schedule 14A soliciting the consent of the limited partners of the Partnership to an amendment to the agreement of limited partnership of the Partnership to permit sales of property to the Partnership's general partner of the Partnership (the "General Partner") or its affiliates (the "Amendment"). If the Amendment is approved, the Partnership plans to sell Bronson Place Apartments, a 70-unit apartment complex located in Mountlake Terrace, Washington (the "Property"), to Bronson Place Associates, LLC, a Delaware limited liability company (the "Purchaser") and an affiliate of the General Partner, for a gross purchase price of $3,800,000.00 on the terms and conditions described in the Consent Solicitation Statement. The specific terms of the transactions are set forth in the Consent Solicitation Statement, filed on Schedule 14A filed on September 28, 2004.

         The General Partner intends to offer for sale the remaining two properties of the Partnership after the sale of the Property is consummated. If the Partnership sells its remaining properties, the Partnership will dissolve in accordance with the terms of the Partnership Agreement.

         The units of limited partnership interest of the Partnership are registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Registration of the units under the Exchange Act may be terminated upon application of the Partnership to the SEC if the units are neither listed on a national securities exchange nor held by 300 or more holders of record. After the sale of all or substantially all of the Partnership's properties, pursuant to the terms of the Partnership Agreement, the Partnership will dissolve. After a dissolution of the Partnership, the Partnership will apply to deregister the units under the Exchange Act.

         If the sale of the Property or of the remaining two properties is not completed, the Partnership will not be dissolved, and it will continue to operate the remaining property or properties as currently operated. Additionally, the units of limited partnership interest of the Partnership will remain registered under the Exchange Act.

CUSIP NO. NOT APPLICABLE               13D                   PAGE 10 OF 11 PAGES


         Except as set forth herein, no Reporting Person has any present plans or proposals which relate to or would result in an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership; a purchase or sale or transfer of a material amount of the Partnership's assets; any changes in composition of the Partnership's senior management or personnel or their compensation; any changes in the Partnership's present capitalization, indebtedness or distribution policy; of any other material changes in their structure or business; changes in the Partnership's charter or limited partnership agreement which may impede the acquisition or control of the Partnership by any person; or causing the Partnership's Units to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. AIMCO Properties or its affiliates may loan funds to the Partnership that may be secured by the Partnership's property. If any such loans are made, upon default of such loans, AIMCO Properties or its affiliates could seek to foreclose on the loan and related mortgage or security interest. However, AIMCO Properties expects that, consistent with the fiduciary obligations of the general partner of the Partnership, the general partner will seek and review opportunities, including opportunities identified by AIMCO Properties, to engage in transactions which could benefit the Partnership, such as sales or refinancings of assets or a combination of the Partnership with one or more other entities, with the objective of seeking to maximize returns to limited partners. A merger or other consolidation transaction may require a vote of the limited partners of the Partnership in accordance with the Partnership's Limited Partnership Agreement or applicable state laws.

Item 7. Material to be Filed as Exhibits.

         Exhibit 7.1 Agreement of Joint Filing, dated October 5, 2004.

CUSIP NO. NOT APPLICABLE               13D                   PAGE 11 OF 11 PAGES


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 2004
                                     AIMCO PROPERTIES, L.P.

                                         By: AIMCO-GP, INC., its General Partner

                                     AIMCO-GP, INC.

                                     APARTMENT INVESTMENT AND
                                     MANAGEMENT COMPANY

                                     AIMCO IPLP, L.P.

                                     AIMCO/IPT, INC.

                                     UNITED INVESTORS REAL ESTATE, INC.


                                     By: /s/   Martha L. Long
                                         ---------------------------------------
                                         Senior Vice President
                                         of each of the foregoing entities

                                                                     EXHIBIT 7.1

                            AGREEMENT OF JOINT FILING

         The parties listed below agree that the Amendment No. 12 to Schedule 13D to which this agreement is attached as an exhibit, and all further amendments thereto, shall be filed on behalf of each of them. This Agreement is intended to satisfy Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in any number of counterparts, each of them shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: October 5, 2004
                                     AIMCO PROPERTIES, L.P.

                                         By: AIMCO-GP, INC.
                                            ------------------------------------
                                            (General Partner)

                                     AIMCO-GP, INC.

                                     APARTMENT INVESTMENT AND
                                     MANAGEMENT COMPANY

                                     AIMCO IPLP, L.P.

                                     AIMCO/IPT, INC.

                                     UNITED INVESTORS REAL ESTATE, INC.


                                     By: /s/   Martha L. Long
                                         ---------------------------------------
                                         Senior Vice President
                                         of each of the foregoing entities